                                                    RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-59997


PROSPECTUS SUPPLEMENT
(To prospectus dated July 30, 1998)

                                    [LOGO]

                                 $2,000,000,000
                           Merrill Lynch & Co., Inc.

                         6% Notes due February 17, 2009

                                ---------------

     We are offering the notes for sale in the United States, Europe and Asia.

     The notes bear interest at the rate of 6% each year. We will pay interest on the notes semiannually on February 17 and August 17 of each year, beginning August 17, 1999. We may not redeem the notes before their maturity, unless we are required to pay additional amounts as described under "Description of Notes--Redemption for Tax Reasons".

     The notes are unsecured and rank equally with all of our other unsecured senior indebtedness. We will issue the notes only in registered form in denominations of $1,000.

     We have applied to list the notes on the Luxembourg Stock Exchange.

                                ---------------

                                                       Per Note     Total
                                                       --------     -----
Public Offering Price (1)............................   99.488% $1,989,760,000
Underwriting Discount................................      .45%     $9,000,000
Proceeds, before expenses, to Merrill Lynch & Co.,
 Inc. (1)............................................   99.038% $1,980,760,000

(1) Plus accrued interest from February 17, 1999, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The Depository Trust Company, Cedelbank and Euroclear on or about February 17, 1999.

                                ---------------

                              Merrill Lynch & Co.
ABN AMRO                                                   Chase Securities Inc.
First Chicago Capital Markets, Inc.            First Union Capital Markets Corp.
HSBC Markets                                                   J.P. Morgan & Co.
NationsBanc Montgomery Securities LLC                                    Paribas
Salomon Smith Barney                          Tokyo-Mitsubishi International plc

                                ---------------

          The date of this prospectus supplement is February 9, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement
Merrill Lynch & Co., Inc..................................................   S-3
Where You Can Find More Information.......................................   S-3
Incorporation of Information We File with the SEC.........................   S-3
Capitalization............................................................   S-5
Summary Financial Information.............................................   S-6
Management................................................................   S-7
Description of Notes......................................................   S-8
Certain United States Tax Documentation Requirements......................  S-15
United States Taxation of Non-United States Persons.......................  S-16
Underwriting..............................................................  S-18
Validity of Notes.........................................................  S-19
General Information.......................................................  S-20
                                  Prospectus
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Merrill Lynch & Co., Inc..................................................     3
Use of Proceeds...........................................................     3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed
 Charges
 and Preferred Stock Dividends............................................     4
Description of Debt Securities............................................     4
Description of Debt Warrants..............................................     9
Description of Currency Warrants..........................................    11
Description of Index Warrants.............................................    12
Description of Preferred Stock............................................    17
Description of Depositary Shares..........................................    21
Description of Preferred Stock Warrants...................................    25
Description of Common Stock...............................................    27
Description of Common Stock Warrants......................................    30
Plan of Distribution......................................................    32
Experts...................................................................    33

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

      This prospectus supplement and the accompanying prospectus include particulars given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to ML&Co. We accept full responsibility for the accuracy of the information contained in this prospectus supplement and the accompanying prospectus and confirm, having made all reasonable inquiries, that to the best of our knowledge and belief there are no other facts the omission of which would make any statement herein or in the prospectus misleading in any material respect.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc.

      References in this prospectus supplement to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

      References herein to "U.S.$", "$" and "dollars" are to the currency of the United States.

                           MERRILL LYNCH & CO., INC.

      We were incorporated under the laws of the State of Delaware, U.S.A., in 1973. Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, U.S.A.; our telephone number is (212) 449-1000. Our registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A. For a more complete description of our business, you should see the section entitled "Merrill Lynch & Co., Inc." which may be found on page 3 of the accompanying prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the notes. For further information on ML&Co. and the notes, you should refer to our registration statement and its exhibits. This prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus supplement may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to "incorporate by reference" the information we file with them, which means:

     .  incorporated documents are considered part of the prospectus;

     . we can disclose important information to you by referring you to those documents; and

     . information that we file with the SEC automatically updates this prospectus supplement and supersedes previously incorporated information.

      We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 ("Exchange Act"):

     . annual report on Form 10-K for the year ended December 26, 1997 (excluding the financial information which was restated in Exhibit 99(i) to ML&Co.'s current report on Form 8-K dated December 10,
        1998);

     . quarterly reports on Form 10-Q for the quarters ended March 27, 1998, June 26, 1998 and September 25, 1998; and

     . current reports on Form 8-K dated January 20, 1998, January 30, 1998, February 4, 1998, February 12, 1998, February 23, 1998,
        March 19, 1998, April 13, 1998, April 29, 1998, May 19, 1998, June
        2, 1998, June 3, 1998, June 15, 1998, June 24, 1998, June 26,
        1998, July 2, 1998, July 14, 1998, July 15, 1998, July 29, 1998,
        September 3, 1998, September 8, 1998, September 29, 1998, October 13, 1998, October 21, 1998, October 28, 1998, November 3, 1998,
        November 24, 1998, December 1, 1998, December 10, 1998,
        December 28, 1998 and January 19, 1999.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

     .  reports filed under Sections 13(a) and (c) of the Exchange Act;

     . definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     .  any reports filed under Section 15(d) of the Exchange Act.

      You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435. This prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference herein, are also available free of charge at the office of Bankers Trust Luxembourg S.A., 14 Boulevard F.D. Roosevelt, L-2450 Luxembourg.

                                 CAPITALIZATION

      The following table sets forth, in millions of dollars (except the per share amount), the consolidated capitalization of ML&Co. at September 25, 1998.

                                                                  September 25,
                                                                      1998
                                                                  -------------
Short-Term Debt:
  Notes payable..................................................   $     92
  Drafts payable, bank loans, and other short-term borrowings....      6,116
  Commercial paper...............................................     27,247
  Payables under repurchase agreements and securities loaned
   transactions..................................................    100,174
  Current portion of long-term debt..............................     13,590
                                                                    --------
    Total........................................................    147,219
                                                                    --------
Long-Term Debt, less current portion:(1)(2)
  Long-term debt.................................................     15,633
  Medium-term notes..............................................     26,559
                                                                    --------
    Total........................................................     42,192
                                                                    --------
Preferred Securities Issued by Subsidiaries(3)...................      1,777
                                                                    --------
Stockholders' Equity:
  "Preferred Stockholders' Equity"...............................        425
                                                                    --------
  "Common Stockholders' Equity"
  Exchangeable Shares issued; 4,831,224..........................         71
  Common stock, par value $1.33 1/3 per share;
   1,000,000,000 shares authorized;
   472,660,324 shares issued.....................................        630
  Paid-in capital................................................      1,405
  Accumulated other comprehensive income (net of tax)............        (59)
  Retained earnings..............................................     10,227
                                                                    --------
                                                                      12,274
  Less: Treasury stock, at cost: 119,242,755 shares..............      2,190
     Employee stock transactions.................................        714
                                                                    --------
  Total Common Stockholders' Equity..............................      9,370
                                                                    --------
  Total Stockholders' Equity.....................................      9,795
                                                                    --------
TOTAL CAPITALIZATION.............................................   $200,983
                                                                    ========

--------
(1) From September 26, 1998 to February 3, 1999, long-term borrowings, net of repayments and repurchases, increased by approximately $4,130 million.
(2) Long-term borrowings at September 25, 1998 include $718 million held in inventory by subsidiaries for purposes of resale. This amount is eliminated for purposes of the consolidated financial statements.
(3) Subsequent to September 25, 1998, Merrill Lynch Preferred Capital Trust V (the "Trust") issued $850 million of Trust Originated Preferred Securities(SM). The Trust holds preferred securities of a partnership which is also a subsidiary of ML&Co. The assets of the partnership consist primarily of debt securities of ML&Co. and one of its eligible controlled affiliates. ML&Co. has guaranteed, on a subordinated basis, certain payments by the Trust and the partnership.

      There has been no material change in the consolidated capitalization of ML&Co. since September 25, 1998 except as otherwise described in the footnotes above.

                         SUMMARY FINANCIAL INFORMATION

      The following summary of consolidated financial information was derived from, and is qualified in its entirety by reference to, the financial statements and other information and data contained in ML&Co.'s annual report on Form 10-K for the year ended December 26, 1997, quarterly report on Form 10-Q for the period ended September 25, 1998 and current reports on Form 8-K dated December 10, 1998 and January 19, 1999. The current report on Form 8-K dated December 10, 1998 restated certain financial information included in ML&Co.'s annual report on Form 10-K for the year ended December 26, 1997 with respect to ML&Co.'s merger with Midland Walwyn Inc. that was accounted for as a pooling-of-interests. See "Incorporation of Information We File with the SEC". The condensed consolidated financial statements contained in the quarterly report and current report on Form 8-K dated January 19, 1999 are unaudited; however, in the opinion of our management, all adjustments (consisting only of normal recurring accruals and a provision for costs related to staff reductions) necessary for a fair statement of the results of operations have been included. The year-end results include 52 weeks for 1994, 1995, 1996, 1997 and 1998.

      We conduct our business in highly volatile markets. Consequently, our results can be affected by many factors, including general market conditions, the liquidity of secondary markets, the level and volatility of interest rates and currency values, the valuation of securities positions, competitive conditions, and the size, number, and timing of transactions. In periods of unfavorable market activity, profitability can be adversely affected because certain expenses remain relatively fixed. As a result, net earnings and revenues can vary significantly from period to period. Thus, interim results may not necessarily be representative of the full year results of operations.

                         Year Ended Last Friday in December       1998(2)
                         ----------------------------------- ------------------
                                                             September December
                         1994(1)  1995(1)  1996(1)  1997(1)     25,      25,
                         -------- -------- -------- -------- --------- --------
                            (in millions, except ratios)
Revenues................ $ 18,573 $ 22,060 $ 25,713 $ 32,499 $    --   $35,853
Net revenues(3)......... $  9,959 $ 10,615 $ 13,621 $ 16,256 $    --   $17,547
Earnings before income
 taxes and cumulative
 effect of changes in
 accounting
 principles(4).......... $  1,747 $  1,836 $  2,628 $  3,111 $    --   $ 2,105
Cumulative effect of
 changes in accounting
 principles (net of
 applicable income
 taxes).................      --       --       --       --       --   $     5
Net earnings............ $  1,030 $  1,126 $  1,648 $  1,935 $    --   $ 1,259
Ratio of earnings to
 fixed charges(4).......      1.2      1.2      1.2      1.2      1.1      --
Total assets(5)......... $165,920 $179,452 $217,266 $296,980 $353,391      --
Long-term
 borrowings(6).......... $ 14,911 $ 17,389 $ 26,206 $ 43,143 $ 55,064      --
Preferred securities
 issued by
 subsidiaries(7)........ $     51 $     51 $    327 $    627 $  1,777      --
Stockholders'
 equity(8).............. $  5,951 $  6,288 $  7,067 $  8,539 $  9,780      --

--------
(1) Information in the table above has been restated for the Midland Walwyn
    Inc. ("Midland Walwyn") merger. On August 26, 1998, ML&Co., through a Canadian subsidiary, acquired the outstanding shares of Midland Walwyn, a Canadian broker-dealer, in a transaction accounted for as a pooling-of-interests. The effect of combining Midland Walwyn into the results of operations and financial positions was not material.
(2) The balance sheet information provided as of September 25, 1998 is from the quarterly report on Form 10-Q for the period ended September 25, 1998, which is unaudited. Balance sheet information as of December 25, 1998 is not available as of the date of this prospectus supplement. The earnings information provided for the year ended December 25, 1998 is from the current report on Form 8-K dated January 19, 1999, which is unaudited.
(3) Net revenues are revenues net of interest expense.
(4) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consist of interest costs, amortization of debt expense, preferred stock dividend requirements of majority-owned subsidiaries, and that portion of rentals estimated to be representative of the interest factor. The ratio of earnings to fixed charges for the year ended December 25, 1998 is not available as of the date of this prospectus supplement.
(5) In 1994, ML&Co. adopted Financial Accounting Standards Board ("FASB") Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts, and FASB Interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, which increased assets and liabilities at December 30, 1994 by approximately $8,500 million.
(6) To finance its diverse activities, ML&Co. and certain of its subsidiaries borrow substantial amounts of short-term funds on a regular basis. Although the amount of short-term borrowings varies significantly with the level of general business activity, on September 25, 1998, $806 million of bank loans and $27,247 million of commercial paper were outstanding. In addition, certain of ML&Co.'s subsidiaries lend securities and enter into repurchase agreements to obtain financing. At September 25, 1998, cash deposits for securities loaned and securities sold under agreements to repurchase amounted to $11,434 million and $88,740 million, respectively. For more information with respect to long-term borrowings, see information included under the caption "Capitalization".
(7) In January and June 1998, Merrill Lynch Preferred Capital Trust III and IV (the "Trusts") issued $750 million and $400 million of Trust Originated Preferred Securities(SM), respectively. During the 1998 fourth quarter, Merrill Lynch Preferred Capital Trust V issued $850 million of Trust Originated Preferred Securities(SM). The Trusts hold preferred securities of partnerships which are also subsidiaries of ML&Co. The assets of the partnerships consist primarily of debt securities of ML&Co. and certain of its eligible controlled affiliates. ML&Co. has guaranteed, on a subordinated basis, certain payments by the Trusts and the partnerships.
(8) In April 1998, stockholders approved the proposal to amend ML&Co.'s Certificate of Incorporation to increase the authorized number of shares of common stock from 500 million to 1 billion.

                                   MANAGEMENT

Directors

      The directors of ML&Co. and their principal occupations as of the date hereof are set forth in the following table.

        Name                               Principal Occupation
        ----                               --------------------
 David H. Komansky........ Chairman of the Board and Chief Executive Officer of
                           ML&Co.
 Herbert M. Allison, Jr... President and Chief Operating Officer of ML&Co.
 W.H. Clark............... Corporate Director; former Chairman of the Board and
                           Chief Executive Officer of Nalco Chemical Company
 Jill K. Conway........... Visiting Scholar, Massachusetts Institute of
                           Technology; former President of Smith College
 Stephen L. Hammerman..... Vice Chairman of the Board and General Counsel of
                           ML&Co.
 Earle H. Harbison, Jr.... Chairman of the Board of Harbison Corporation;
                           former Chairman of the Executive Committee,
                           President and Chief Operating Officer of Monsanto
                           Company
 George B. Harvey......... Corporate Director; former Chairman of the Board,
                           President and Chief Executive Officer of Pitney
                           Bowes Inc.
 William R. Hoover........ Chairman of the Executive Committee of, Consultant
                           to, and former Chairman of the Board, Chief
                           Executive Officer and President of, Computer
                           Sciences Corporation
 Robert P. Luciano........ Corporate Director; former Chairman of the Board and
                           Chief Executive Officer of Schering-Plough
                           Corporation
 David K. Newbigging...... Chairman of Friends' Provident Life Office; former
                           Chairman of the Board of Equitas Holdings Limited;
                           former Chairman and Senior Managing Director of
                           Jardine, Matheson & Co., Limited
 Aulana L. Peters......... Partner in the law firm of Gibson, Dunn & Crutcher;
                           former Commissioner of the U.S. Securities and
                           Exchange Commission
 John J. Phelan, Jr....... Senior Advisor, Boston Consulting Group; former
                           Chairman of the Board and Chief Executive Officer of
                           the New York Stock Exchange, Inc.
 John L. Steffens......... Vice Chairman of the Board and Head of the U.S.
                           Private Client Group of ML&Co.
 William L. Weiss......... Corporate Director; Chairman Emeritus and former
                           Chairman of the Board and Chief Executive Officer of
                           Ameritech Corporation

      The business address of the directors of ML&Co. is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

Officers

      In addition to the directors named above, the following persons, all of whom are full-time employees of ML&Co., hold the offices indicated in the following table as of the date hereof.

       Name                    Office
       ----                    ------
     Thomas W. Davis.........  Executive Vice President
     Barry S. Friedberg......  Executive Vice President
     Edward L. Goldberg......  Executive Vice President
     Jerome P. Kenney........  Executive Vice President
     E. Stanley O'Neal.......  Executive Vice President and Chief Financial Officer
     Thomas H. Patrick.......  Executive Vice President
     Jeffrey M. Peek.........  Executive Vice President
     Winthrop H. Smith, Jr...  Executive Vice President
     Theresa Lang............  Senior Vice President and Treasurer
     Michael J. Castellano...  Senior Vice President and Controller
     Andrea L. Dulberg.......  Secretary

      The business address of the officers of ML&Co. is World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281.

                              DESCRIPTION OF NOTES

General

      The following description of the terms of the notes supplements, and to the extent it is inconsistent replaces, the description of the general terms and provisions of debt securities set forth in the accompanying prospectus. The notes are part of the debt securities registered by ML&Co. with the SEC in July 1998 to be issued on terms to be determined at the time of sale. The notes are to be issued as separate series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus.

      The 6% notes due February 17, 2009 will mature at par on February 17, 2009. The notes will bear interest at the rate of 6% per annum from February 17, 1999, payable semiannually on February 17 and August 17 of each year, commencing August 17, 1999, and at maturity, to the persons in whose names the notes are registered on the preceding February 2 and August 2, respectively.

      If any interest payment date or maturity date falls on a day that is not a Business Day the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such interest payment date or maturity date, as the case may be. "Business Day" with respect to any place of payment means each Monday, Tuesday, Wednesday, Thursday and Friday which is neither a legal holiday nor a day on which banking institutions in such place of payment are authorized or obligated by law, regulation or executive order to close. The amount of interest payable for the notes for any period will be computed on the basis of a 360-day year of twelve 30-day months.

      The notes are not subject to redemption by ML&Co. before maturity unless certain events occur involving U.S. taxation. See "Description of Notes-- Redemption for Tax Reasons".

      The notes will be issued in denominations of $1,000 and integral multiples thereof.

      Any notes issued in definitive form will be issued only in fully registered form, without coupons, in denominations of $1,000 and in integral multiples of $1,000, in the amount of each holder's registered holdings. Any notes so issued will be registered in such names, and in such denominations, as the Depositary shall request. Such notes may be presented for registration of transfer or exchange at the office of the Trustee in The City of New York and principal thereof and interest thereon will be payable at such office of the Trustee, provided that interest thereon may be paid by check mailed to the registered holders of the definitive notes. In the event definitive notes are issued, the holders thereof will be able to receive payments thereon and effect transfers thereof at the offices of Chase Manhattan Bank Luxembourg S.A. or its successor as paying agent in Luxembourg with respect to the notes.

      ML&Co. has appointed Chase Manhattan Bank Luxembourg S.A. as paying agent and transfer agent in Luxembourg with respect to the notes in definitive form, and as long as the notes are listed on the Luxembourg Stock Exchange, ML&Co. will maintain a paying and transfer agent in Luxembourg and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg. See "Description of Notes--Notices".

Depositary

      Upon issuance, all notes of will be represented by one or more fully registered global notes. Each global note will be deposited with, or on behalf of, The Depository Trust Company (otherwise known as DTC) or any successor to it (the "Depositary"), as Depositary, and registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for notes in definitive form, no global note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. Investors may elect to hold interests in the global notes through either the Depositary (in the United States) or Cedelbank ("Cedelbank"), and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Cedelbank and The Chase Manhattan Bank, not in its capacity as Trustee under the 1983 Indenture, will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries").

      So long as the Depositary, or its nominee, is a registered owner of a global note, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global note for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the notes represented by a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders thereof under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the Trustee pursuant to the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of the Depositary and, if such person is not a participant of the Depositary, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest which a holder is entitled to give or take under the 1983 Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by the Depositary to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      If (x) the Depositary is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by ML&Co. within 60 days, (y) ML&Co. executes and delivers to the Trustee a company order to the effect that the global notes shall be exchangeable for certificated notes or
(z) an Event of Default has occurred and is continuing with respect to the notes, the global notes will be exchangeable for notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples of $1,000. Such definitive notes shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such global notes.

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global notes will be issued for the aggregate principal amount of the notes and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of notes under DTC's system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which such beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except as provided above.

      To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an Omnibus Proxy to ML&Co. as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal, additional amounts, if any, and/or interest payments on the notes will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless DTC has reason to believe that it will not receive payment on such date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participant and not of DTC, the Trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, additional amounts, if any, and/or interest to DTC is the responsibility of ML&Co. or the Trustee, disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

      DTC has advised us that management of DTC is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems". DTC has informed direct and indirect participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions

(including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("Depositary Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

      However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's direct and indirect participants, third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

      According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

      DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to ML&Co. or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, note certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, note certificates will be printed and delivered.

      Cedelbank advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedelbank provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

      Distributions with respect to the notes held beneficially through Cedelbank will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedelbank.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear

Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

Global Clearance and Settlement Procedures

      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Cedel Participants and Euroclear Participants may not deliver instructions directly to the Depositary.

      Because of time-zone differences, credits of notes received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the Depositary settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedelbank or Euroclear as a result of sales of notes by or through a Cedel Participant or a Euroclear Participant to a DTC participant will be received with value on the Depositary settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in the Depositary.

      Although the Depositary, Cedelbank and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of the Depositary, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Notices

      Notices to holders of the notes will be sent by mail to the registered holders and will be published, whether the notes are in global or definitive form, and so long as the notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the "Luxemburger Wort." Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the notes are listed on the Luxembourg Stock Exchange, any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in the manner set forth above.

Further Issues

      We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking "pari passu" with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the notes or except for the first payment of interest following the issue date of the notes) and so that such further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Payment of Additional Amounts

      We will, subject to the exceptions and limitations set forth below, pay as additional interest on the notes, such additional amounts as are necessary in order that the net payment by ML&Co. or a paying agent of the principal of and interest on the notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or other governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the notes to be then due and payable; "provided, however," that the foregoing obligation to pay additional amounts shall "not" apply:

    (1) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

      (a) being or having been present or engaged in a trade or business in the United States or having had a permanent establishment in the United States;

      (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

      (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax;

      (d) being or having been a "10-percent shareholder" of ML&Co. as defined in section 871 (h) (3) of the United States Internal Revenue Code or any successor provision; or

      (e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

    (2) to any holder that is not the sole beneficial owner of the note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

    (3) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

    (4) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by ML&Co. or a paying agent from the payment;

    (5) to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

    (6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;

    (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note, if such payment can be made without such withholding by any other paying agent; or

    (8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

      The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes--Redemption for Tax Reasons", ML&Co. shall not be required to make any payment with respect to any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes--Redemption for Tax Reasons", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons will also be a United States person. "Non-United States person" means a person who is not a United States person.

Redemption for Tax Reasons

      If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus supplement, ML&Co. becomes or, based upon a written opinion of independent counsel selected by ML&Co., will become obligated to pay additional amounts as described herein under the heading "Description of Notes--Payment of Additional Amounts" with respect to the notes offered hereby, then ML&Co. may, at its option redeem, as a whole, but not in part, the notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued but unpaid thereon to the date fixed for redemption.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      "Exemption for Non-United States persons (IRS Form W-8)." A beneficial owner of a note that is a non-United States person (other than certain persons that are related to ML&Co. through stock ownership as described in clauses (x)
(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons--Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

      "Exemption for Non-United States persons with effectively connected income (IRS Form 4224)." A beneficial owner of a note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

      "Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001)." A beneficial owner of a note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

      "Exemption for United States Persons (IRS Form W-9)." A beneficial owner of a note that is a United States person can obtain a complete exemption from the withholding tax and the backup withholding tax of 31% by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

      "United States federal income tax reporting procedure." A beneficial owner of a note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedelbank as the holder of the note, the IRS Form must be provided to Euroclear or Cedelbank, as the case may be. Each other person through which a note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the note. For example, in the case of notes held through Euroclear or Cedelbank, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described below under "United States Taxation of Non-United States Persons--Income and Withholding Tax", if a beneficial owner of the note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the note on its behalf.

      Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. In particular, the regulations will replace a number of the forms described above with revised IRS Form W-8. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30%

RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM ML&CO. DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES--PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO NON-UNITED STATES HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Brown & Wood LLP, counsel to ML&Co., under United States federal tax law as of the date of this prospectus supplement, and subject to the discussion of backup withholding below:

      (1) payments of principal and interest on a note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; "provided," that in the case of interest, (a):

            . the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of ML&Co. entitled to vote,

            . the beneficial owner is not a controlled foreign corporation that is related to ML&Co. through stock ownership, and

            .  either

            . the beneficial owner of the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or

            . a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

     (b) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the note or such owner's agent provides an IRS Form 1001 claiming the exemption; or

     (c) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

      (2) a non-United States person will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

     (3) a note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of ML&Co. entitled to vote and the income on the note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a note that is effectively connected with the conduct of a trade or business in the United States by a holder of a note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to payments of principal and interest made on a note and the proceeds of the sale of a note within the United States to non-corporate holders of the notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by ML&Co. or a paying agent to a non-United States person on a note if, in the case of interest, the IRS Form described in clauses (b) or (c) in paragraph (1) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (1)(a) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a note made to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting may apply to such payments if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) effective beginning January 1, 2000, a foreign partnership if, at any time during its tax year, one or more partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business. Payments of the proceeds from the sale of a note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

                                  UNDERWRITING

      The underwriters named below have each severally agreed, subject to the terms and conditions of the underwriting agreement dated August 5, 1998 and the terms agreement dated as of February 9, 1999, to purchase from ML&Co. the principal amount of notes set forth opposite their respective names. The underwriters for the notes are committed to purchase all of the notes, if any of such notes are purchased.

                                                                PRINCIPAL AMOUNT
        UNDERWRITER                                                 OF NOTES
        -----------                                             ----------------
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...........................................  $1,600,000,000
   ABN AMRO Bank N.V. .........................................      40,000,000
   Chase Securities Inc. ......................................      40,000,000
   First Chicago Capital Markets, Inc. ........................      40,000,000
   First Union Capital Markets Corp............................      40,000,000
   Midland Bank plc............................................      40,000,000
   J.P. Morgan Securities Inc..................................      40,000,000
   NationsBanc Montgomery Securities LLC.......................      40,000,000
   Paribas.....................................................      40,000,000
   Salomon Smith Barney Inc....................................      40,000,000
   Tokyo-Mitsubishi International plc..........................      40,000,000
                                                                 --------------
        Total..................................................  $2,000,000,000
                                                                 ==============

      The underwriters have advised ML&Co. that they propose initially to offer all or part of the notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

      Certain of the underwriters and their affiliates engage in transactions with, and perform services for, ML&Co. in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with ML&Co.

      The underwriting of the notes will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      MLPF&S and Merrill Lynch International are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the market price of the notes.

      If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes of in the open market.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the market price of the security to be higher than it might be in the absence of such purchases. Neither ML&Co. nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the market price of the notes. In addition, neither ML&Co. nor the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

      The notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The distribution of this prospectus supplement and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

      Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on ML&Co. except as set forth in the underwriting agreement.

      In particular, each underwriter has represented and agreed that:

     . it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in
        Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on; and

     . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

      Although application has been made to list the notes on the Luxembourg Stock Exchange, the notes are new issues of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof. ML&Co. has been advised by MLPF&S that it intends to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

      It is expected that delivery of the notes will be made against payment therefor on or about February 17, 1999, which is the fifth business day following the date of this prospectus supplement (such settlement cycle being herein referred to as "T+5"). Purchasers of notes should note that the ability to settle secondary market trades of the notes effected on the date of pricing and the succeeding business days may be affected by the T+5 settlement.

                               VALIDITY OF NOTES

      The validity of the notes will be passed upon for ML&Co. by Brown & Wood LLP, New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                              GENERAL INFORMATION

Listing

      Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, the Restated Certificate of Incorporation and the By-Laws of ML&Co. and a legal notice relating to the issuance of the notes have been deposited prior to listing with "Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg," where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, the 1983 Indenture and ML&Co.'s annual report on Form 10-K for the year ended December 26, 1997 and quarterly reports on Form 10-Q for the periods ended March 27, 1998, June 26, 1998 and September 25, 1998, as well as all future annual reports, quarterly reports and financial current reports on Form 8-K, so long as any of the notes are outstanding and listed on the Luxembourg Stock Exchange, will be made available at the main office of Bankers Trust Luxembourg S.A. The underwriting agreement and terms agreement will be available for inspection at Bankers Trust Luxembourg S.A. Bankers Trust Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and ML&Co. and the holders of the notes so long as the notes are in global form.

      The consolidated financial statements contained in ML&Co.'s 1997 Form 10-K have been audited by Deloitte & Touche LLP.

Authorization

      The notes will be issued pursuant to authority granted by the Board of Directors of ML&Co. on February 24, 1986, October 23, 1995 and July 27, 1998, by the Executive Committee of ML&Co. on September 16, 1991 and by the Audit and Finance Committee of ML&Co. on December 7, 1998, as each such authority may be supplemented from time to time.

Material Change

      There has been no material adverse change in the financial position or operations of ML&Co. and its subsidiaries on a consolidated basis since December 26, 1997, except as disclosed herein or in the documents incorporated by reference.

Litigation

      Neither ML&Co. nor any subsidiary is involved in any legal or arbitration proceedings, nor, to ML&Co.'s knowledge, are any legal or arbitration proceedings pending or threatened involving ML&Co. or any subsidiary, which may have or have had during the 12 months prior to the date of this prospectus supplement a material effect on the financial position of ML&Co. and its subsidiaries on a consolidated basis.

      There are numerous civil actions, arbitration proceedings and claims pending against ML&Co., some of which involve claims for substantial amounts as described under the caption "Legal Proceedings" in ML&Co.'s 1997 annual report on Form 10-K and in ML&Co.'s 1998 quarterly reports on Form 10-Qs which are incorporated by reference herein. ML&Co. believes it has strong defenses to and will vigorously contest these civil actions, arbitration proceedings and claims. Although the ultimate outcome of such civil actions, arbitration proceedings and claims described therein and other civil actions, arbitration proceedings and claims pending against ML&Co. or its subsidiaries as of February 9, 1999 cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, it is the opinion of the management of ML&Co. that the resolution of these actions will not have a material adverse effect on the financial position of ML&Co. and its subsidiaries on a consolidated basis.

Governing Law

      The notes, the 1983 Indenture, the terms agreement and the underwriting agreement are governed by, and shall be construed in accordance with, the laws of the State of New York, United States of America, applicable to agreements made and to be performed wholly within such jurisdiction.

Identification Numbers

      The notes have been accepted for clearance through Euroclear and Cedelbank (Common Code: 9485961; ISIN: US590188 JP48; CUSIP: 590188 JP4).

                           PRINCIPAL OFFICE OF ML&CO.

                             World Financial Tower
                                  North Tower
                                250 Vesey Street
                            New York, New York 10281

                             TRUSTEE AND REGISTRAR

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                     LUXEMBOURG PAYING AGENT/TRANSFER AGENT

                      Chase Manhattan Bank Luxembourg S.A.
                                 5 Rue Plaetis
                                     L-2338
                                   Luxembourg

                                 LISTING AGENT

                         Bankers Trust Luxembourg S.A.
                          14 Boulevard F.D. Roosevelt
                                     L-2450
                                   Luxembourg

    LEGAL ADVISERS TO ML&CO.               LEGAL ADVISERS TO THE UNDERWRITERS
    As to United States Law:                    As to United States Law:


        Brown & Wood LLP                          Sullivan & Cromwell
     One World Trade Center                         125 Broad Street
  New York, New York 10048-0557                 New York, New York 10004

                               AUDITORS TO ML&CO.

                             Deloitte & Touche LLP
                           Two World Financial Center
                            New York, New York 10281

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                                    [LOGO]

                                 $2,000,000,000


                           Merrill Lynch & Co., Inc.


                         6% Notes due February 17, 2009

                         -----------------------------

                             PROSPECTUS SUPPLEMENT

                         -----------------------------

                              Merrill Lynch & Co.

                                February 9, 1999

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